April 3, 2008

Via Edgar

Ms. Kate Tillan

Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549-0305 U.S.A.

Re:	Kyocera Corporation

Form 20-F for the Fiscal Year Ended March 31, 2007

Filed July 5, 2007

Amendment No.1 to Form 20-F for the Fiscal Year Ended March 31, 2007

Filed October 5, 2007

File No. 001-07952

Dear Ms. Tillan

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 7, 2008, with respect to Form 20-F of Kyocera Corporation (“Kyocera”) for the year ended March 31, 2007 and Amendment No.1 to Form 20-F for the year ended March 31, 2007, we provide the following responses. For your convenience, we have included below the text of each of the Staff’s comments and have set forth our response below such text.

Form 20-F for the Fiscal Year Ended March 31, 2007

Item 5.	Operating and Financial Review and Prospects, page 29

Results of Operations, page 31

1.	We note that your discussion of changes in net sales references the increase in sales of select segments and goes on to discuss the change in each segment without quantifying individual factors for the material changes. Please revise future filings to present and quantify the effects of changes in prices and volume of your product offering on your operating results. Refer to Item 303 (a)(3)(iii) of Regulation S-K.

Response:

In light of the Staff’s comment, in future filings, we will revise our disclosure to present and quantify individual factors for the material changes and the effects of changes in prices and volume of our product offering on our operating results, as required by Item 303 (a)(3)(iii) of Regulation S-K.

Amendment No.1 to Form 20-F for the Fiscal Year Ended March 31, 2007

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1

2.	We note the financial statements included in Amendment No.1 to your Form 20-F filed on October 5, 2007, were audited by Kyoto Audit Corporation. We also note that the audit report previously issued by MISUZU PricewaterhouseCoopers included in your Form 20-F filed on July 5, 2007. Please address the following:

•	Describe the circumstances which required you to provide financial statements audited by a new registered public accounting firm in an amended Form 20-F.

•	Tell us whether Kyoto Audit Corporation reaudited your financial statements and describe any procedures undertaken by that firm before issuing its opinion.

•	Explain how the date of the audit report covers any audit work performed by Kyoto Audit Corporation or explain why no additional audit work was required.

Response:

•

We changed our auditor from MISUZU PricewaterhouseCoopers (“MISUZU PwC”) to Kyoto Audit Corporation (“KAC”) as MISUZU PwC terminated its operations on July 31, 2007. Because MISUZU PwC terminated its operations, we believed it was appropriate to provide the financial statements and the audit report of KAC in an amended Form 20-F, as MISUZU PwC had previously issued a consent to the incorporation by reference of their audit report in Kyocera’s Registration Statements on Form S-8.

•

KAC has advised us that it is the successor to the Assurance practice and business of MISUZU PwC’s Kyoto office. As discussed in the responses to comments 3 and 4 below, KAC has also advised us that it is not a PricewaterhouseCoopers (“PwC”) network firm per se, but it has contractually agreed to certain requirements beyond a typical cooperating firm relationship with PwC. Because of the unique considerations relating to clients and engagement teams transferring from one network firm to another, we understand from KAC that it developed a plan with respect to the independent review of MISUZU PwC’s work in order for KAC to determine whether it would be appropriate for them to sign an audit report for periods previously reported on by MISUZU PwC. We were informed by KAC that it had personnel independent of the original audit engagement team read and consider various matters, including: the independence and objectivity of the engagement team; the engagement team’s qualifications, including subject matter expertise; consideration of the audit strategy, including use of internal and external specialists, the risk assessment, and scoping; read all critical matters (including the summary of unadjusted differences) and audit committee communications; read other key documents, such as management representations and significant legal letters, and communications to/from significant offices of PwC and other firms participating in the international audit of Kyocera (i.e., instructions to other offices and reports received). Also, we understand from KAC that a detailed review of the financial statements was performed, including consolidation, disclosures and accounting policies.

•

KAC has also advised us that, as the successor to the Assurance practice and business of MISUZU PwC’s Kyoto office, after confirming the results of the original audit procedures, it determined that it was appropriate to accept responsibility for the work performed by MISUZU PwC by reissuing the original report under its name. We understand that keeping current/subsequent events procedures were also completed through the report reissuance date.

3.	As it appears that Kyoto Audit Corporation may have simply “reissued” the opinion previously issued by MISUZU PricewaterhouseCoopers, please describe the relationship between the two firms and explain how that relationship would permit Kyoto Audit Corporation to reissue a MISUZU PricewaterhouseCoopers opinion. For example, discuss whether Kyoto Audit Corporation is a newly formed audit firm or the result of a split or sale, explain whether it succeeded to the business and clients of MISUZU PricewaterhouseCoopers, and tell us whether the present employees of Kyoto Audit Corporation were recruited or acquired from MISUZU PricewaterhouseCoopers. Specifically address any staffing continuity on the Kyocera Corporation audit.

Response:

Our auditor changed from MISUZU PwC to KAC as MISUZU PwC terminated its operations on July 31, 2007. KAC informed us that in response to the impending termination of operations by MISUZU PwC, the Kyoto office of MISUZU PwC decided to establish KAC as a new accounting firm to succeed to the business it formerly carried out as part of MISUZU PwC. We understand from KAC that it was incorporated on March 19, 2007 and started its operations on July 1, 2007, having had its PCAOB registration approved on June 12, 2007. KAC advised us that, as such, it is the successor to the Assurance practice and business of MISUZU PwC’s Kyoto office. We understand from KAC that it is not a PricewaterhouseCoopers network firm per se, but that it has an arrangement with PwC that provides for more cooperation than is typical, as described further in the response to Comment 4 below.

KAC also advised us that as the successor to the Assurance practice and business of MISUZU PwC’s Kyoto office, its personnel are substantially the same as those previously employed by the Kyoto office of MISUZU PwC, including those who have been assigned to the Kyocera engagement team.

4.	We see that Kyoto Audit Corporation is listed as a Cooperating firm on the website of PricewaterhouseCoopers-Global. However, we also note from the website that the status of Cooperating firm only signifies that members of the PwC network may refer work to the Cooperating firm and that “it is not a member of the PwC network and is not bound by the network’s common policies and agreed quality standards.” Please discuss the extent to which Kyoto Audit Corporation follows the common policies and agreed quality standards of PwC. Highlight for us any known departures from those policies and quality standards.

Response:

Based on discussion with management of KAC as well as representatives from PwC International Limited, we understand from them that KAC has agreed to follow and comply with PwC International Limited’s quality control systems, processes and standards. KAC informed us that it is also subject to periodic quality review inspections by an independent quality review team from a PwC Firm designated by PwC International Limited and that it has agreed to ensure it satisfies the requirements of the now defunct United States SEC Practice Section’s Appendix K, which is cited in PCAOB interim Quality Control Standards at Section 1000.08, by having a review performed by experienced personnel of PricewaterhouseCoopers LLP.

We were advised by KAC that to assist them in meeting these requirements, KAC obtains support from PwC International Limited, or a designated PwC Firm, in the form of certain risk and quality (“R&Q”) advisory services. According to KAC, such advisory services may include but not be limited to (1) making R&Q personnel from the PwC network available for consultations as requested by the KAC to provide advice on audit, accounting, independence, risk management and other similar technical questions, (2) having R&Q personnel from the certain PwC network firms meet periodically with members of the KAC Firm’s Risk and Quality group on at least a monthly basis, and (3) providing advice in connection with the establishment by the KAC Firm of its own Risk & Quality function.

Additionally, we understand from KAC that the cooperation agreement between KAC and PricewaterhouseCoopers International indicates that PricewaterhouseCoopers International has given KAC the right to use its audit methodology and that PricewaterhouseCoopers International will assist KAC with its continuing professional education programs. KAC has informed us that it is employing the PwC audit methodology, and that it follows the common audit policies and quality standards of PricewaterhouseCoopers International.

5.	Tell us whether each filing made with the Commission containing Kyoto Audit Corporation’s audit report is reviewed beforehand by a US accounting firm or similarly qualified international firm experienced in the requirements of US GAAP, US GAAS, PCAOB rules and standards, and the SEC rules and regulations. Tell us whether that review is at least as thorough as that specified in PCAOB Interim Quality Control Standards at Section 1000.08(n)-which PCAOP cites as Appendix K from the now defunct SEC Practice Section of the AICPA Division for CPA Firms. Otherwise, please describe the type of review that is performed.

Response:

As indicated in the response to Comment 4, KAC has informed us that, prior to submission, representatives of PricewaterhouseCoopers LLP experienced in SEC filings by foreign private issuers review each filing made by Kyocera with the Commission containing KAC’s audit report employing the procedures outlined in PCAOB Interim Quality Control Standards at Section 1000.08(n), previously known as Appendix K.

Note 4. Investments in Debt and Equity Securities, page F-12

6.	We note the disclosure that investments in debt and equity securities are included in short-term investments and in securities and other investments in your consolidated balance sheets. As of March 31, 2007, your investments in debt and equity securities have a cost of ¥384,570 and an aggregate fair value of ¥697,328 million. Please reconcile this amount with the total amount presented in short-term investments of ¥213,495 million and securities and other investments of ¥690,568 million. We note the information presented in Note 13.

Response:

Our short-term investments and securities and other investments in our consolidated balance sheet and Note 13 as of March 31, 2007 were comprised of the following:

Short-term Investments and Securities and Other investments as of March 31, 2007 (Yen in millions)

	Carrying amount in Consolidated Balance Sheet			Cost	Fair Value
	Amount			Amount	Amount
Time Deposits (Over 3 months within 12 months to original maturity)	¥172,085			¥172,085	¥172,085
Available-for-Sales Securities	24,295	(a	)	24,168	24,295	(e	)
Held-to-Maturity Securities	17,110	(b	)	17,110	17,062	(f	)
Other Securities	5			5	5

Total Short-tem Investments	¥213,495			¥213,368	¥213,447

Long-Term Time Deposits (Over 12 months to maturity)	¥31,164			¥31,164	¥31,140
Available-for-Sales Securities	639,586	(c	)	326,890	639,586	(g	)
Held-to-Maturity Securities	16,402	(d	)	16,402	16,385	(h	)
Other Securities	2,884			2,884	2,884
Long-term Loans	532			532	532

Total Securities and Other Investments	¥690,568			¥377,872	¥690,527

Our Note 4 is prepared in accordance with the requirements of SFAS No. 115. We did not consider it necessary to include time deposits and long-term loans into the table presented in Note 4 as these items are not within the scope of SFAS No. 115. In addition, the other securities were excluded as the other securities do not have readily determinable fair values.

The following table reconciles the aggregated amounts of our held-to-maturities securities and available-for-sales securities shown above to with the total amounts of those in Note 4.

Reconciliation with Note 4 (Yen in Millions)

	Carrying amount in Consolidated Balance Sheet			Cost	Fair Value
	Amount			Amount	Amount
Available-for-Sales Securities included in Short-term Investments	¥24,295	(a	)	¥24,168	¥24,295	(e	)
Available-for-Sales Securities included in Securities and Other Investments	639,586	(c	)	326,890	639,586	(g	)

Total Available-for-Sales Securities	¥663,881			¥351,058	¥663,881

Held-to-Maturity Securities included in Short-term Investments	¥17,110	(b	)	¥17,110	¥17,062	(f	)
Held-to-Maturity Securities included in Securities and Other Investments	16,402	(d	)	16,402	16,385	(h	)

Total Held-to-Maturities Securities	¥33,512			¥33,512	¥33,447

Total	697,393			384,570	697,328

*    *    *    *    *

With respect to the comment of the staff and the response thereto of Kyocera set forth above, Kyocera acknowledges that:

•	Kyocera is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Kyocera may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, Shoichi Aoki, if you have any questions.

Sincerely,

/s/ Shoichi Aoki
Shoichi Aoki
General Manager of Financial and Accounting Department
Kyocera Corporation
Tel: +81-75-604-3500
Fax: +81-75-604-3557

CC:

Mr. Kevin Kuhar

Staff Accountant, Division of Corporation Finance, Securities and Exchanged Commission

Izumi Akai, Esq.

Sullivan & Cromwell LLP

Tel: +81-3-3213-6145

Fax: +81-3-3213-6470

Mr. Hirokaze Hanai

Partner, Kyoto Audit Corporation

Tel: +81-75-241-1901

Mr. Dennis Neider

Partner, PricewaterhouseCoopers L.L.P.

Tel: +1-973-236-4996